UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

(Name of Subject Company)

Salix Pharmaceuticals, Ltd.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Salix Pharmaceuticals, Ltd. (the “Company” or “we”) filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company for $173.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the (i) offer to purchase, dated March 4, 2015 (as amended or supplemented from time to time, including by the Amendment and Supplement to the Offer to Purchase, dated March 17, 2015, the “Offer to Purchase”) and (ii) related letter of transmittal that accompanied the Offer to Purchase, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Valeant, VPI and Purchaser with the SEC on March 4, 2015 (the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 7. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 7 is being filed to reflect certain updates as set forth below.

ITEM 8	ADDITIONAL INFORMATION

Item 8, “Additional Information” is hereby amended and supplemented by adding the following new subsection to the end of such Item 8:

“Final Results of the Offer

At 12:00 midnight, Eastern time, on Wednesday, April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015), the Offer expired as scheduled and was not extended. Purchaser was advised by Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 48,385,169 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 75.25% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 8,087,609 additional Shares, representing approximately 12.58% of the outstanding Shares as of the expiration of the Offer.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase. All conditions to the Offer having been satisfied or waived, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

VPI and Purchaser expect to complete the acquisition of the Company on April 1, 2015 by consummating the Merger pursuant to the Merger Agreement and in accordance with section 251(h) of the DGCL. At the Effective Time, each Share then outstanding will be cancelled and converted into the right to receive $173.00, without interest, less any applicable withholding taxes, except for Shares then owned by Valeant, VPI, Purchaser or by any of their wholly owned subsidiaries, and Shares held by Salix or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and cease to exist, and no consideration will be delivered in exchange therefor.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. VPI and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On April 1, 2015, Valeant issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(30) hereto, and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description of Document

(a)(30)	Press Release issued by Valeant, dated April 1, 2015, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(xiii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

	By:	/s/ WILLIAM C. BERTRAND, JR.
Dated: April 1, 2015		Name:	William C. Bertrand, Jr.
		Title:	Acting Chief Operating Officer, Executive Vice President and General Counsel